Coordonnées

www.linkedin.com/in/julieleclercq (LinkedIn)

Principales compétences

Strategic Partnerships
Sourcing New Business
Cross-functional Team Leadership

Languages

Français (Native or Bilingual)
Anglais (Full Professional)
Italien (Elementary)
Allemand (Elementary)

Publications

Téléréalité, Unité et Diversité

Julie Leclercq-Argueta

Co-Founder at Bloomi | Startup Lover | Business Development & Partnerships Person | Former Chief of Staff | Forbes Next 1000 Nominee

Région de Washington DC-Baltimore

Résumé

Julie is co-Founder at Bloomi, the trusted destination for Clean Intimate Care™, where she oversees business operations and community building.

Prior to that, Julie led Partnerships for Orange Silicon Valley where she supported portfolio startups in their international growth, connecting them to C-level executives from various corporations and VC firms. She also served as Chief of Staff to the CEO and co-founded the Women in Tech program, a community of members who support the FemTech industry in San Francisco.

She has worked with global brands in community building, business development, and partnerships roles in the media industry including Maison Moderne in Luxembourg and My Little Paris in France (acquired in 2017).

Julie holds a Bachelor's degree in Political Sciences and a Master's degree in Marketing and Market Research from Sciences Po Paris, a leading Political Science university, where she graduated Cum Laude. She also holds a certification in Computer Science from the University of Berkeley California.

Expérience

Bloomi
Co-Founder
février 2020 - Present (3 ans 2 mois)
San Francisco Bay Area

Bloomi is the trusted destination for Clean Intimate Care™. We offer inclusive content and developed clean intimate care essentials for all bodies.

- Our team launched the first and only clean standard in the intimate care industry
- We mindfully developed 11 clean intimate care products that incite discovery and exploration
- We are available on Bloomi's website and at Target
- We are featured in 50+ media publications including Forbes, Well+Good, Cosmo, Beauty Independent and more.

Orange Silicon Valley
6 ans

Chief Of Staff, PMO
février 2019 - février 2020 (1 an 1 mois)
San Francisco Bay Area

PMO to the CEO office:
- Drove cross-unit collaboration, project coordination and execution of strategy
- Prepared keynote presentations and briefing documents for external meetings and executive visits
- Manage detailed planning of OKRs and KPIs
- Assisted CEO in discussions and decision-making process

Business Development & Partnerships Lead
novembre 2018 - février 2020 (1 an 4 mois)
San Francisco Bay Area

- Developed and oversaw Orange's corporate partnership program, connecting key enterprise stakeholders (from Total, Unilever, Bureau Veritas & more) to local startups and investors

- Led the business development initiative to foster partnerships between Orange Fab portfolio startups and Orange business units, external corporate partners, VCs and CVCs

- Supported startups in their growth and interactions with executives. Troubleshoot potential roadblocks

- Co-founded a Women in Tech program: a community of 200+ members who support each other and exchange perspectives on topics such as healthcare, education or wellness.

Orange Silicon Valley (OSV) is the Bay Area presence of Orange, one of the world's leading telecommunication operators, serving 265 million customers across 29 countries. OSV engages with the regional Silicon Valley ecosystem through numerous programs, such as Orange Fab (startup program), Fab Force, and Orange Digital Ventures.

Business Development Manager
janvier 2016 - novembre 2018 (2 ans 11 mois)
San Francisco Bay Area

Business Analyst
2014 - décembre 2015 (1 an)
San Francisco Bay Area

Maison Moderne
Digital Business Development Manager
mars 2013 - décembre 2013 (10 mois)
Luxembourg, Luxembourg

Maison Moderne is Luxembourg's first independent business media outlet, committed to Luxembourg's modernisation and international standing.

- Managed the digital business unit for Maison Moderne's advertising entity with a team of 2 traffic managers and 10 sales experts.

Le Nouvel Observateur
Business Development Associate
septembre 2012 - septembre 2013 (1 an 1 mois)
Paris Area, France

- Developed and managed custom brand content products (including articles, videos, infographics, events and beyond on print, web, mobile) for agencies and brands on various media channels including L'Obs (best-selling news magazine in France), Obsession, Rue89 and Challenges

- Analyzed results and the advertising market environment to optimize future campaigns

> Internship turned into a full time position

Vila Bea
Business Development Associate
février 2013 - juillet 2013 (6 mois)
Morocco

Supported the launch of Vila Bea's hotel through:

- Market research

- Website development (content & architecture)

- CRM, SEO and advertising recommendations

- Community management

- Distribution channels partnerships

My Little Paris
Account Manager Assistant (acquired for 90M)
juin 2012 - janvier 2013 (8 mois)
Paris Area, France

- Supported large clients such as Fiat, Lancel, and Longchamp in deploying their custom advertising campaigns on My Little Paris' websites
- Analyzed campaign results and online behaviors to optimize website performance

L.K.Bennett
International Business Development Assistant
septembre 2010 - juin 2011 (10 mois)
London, United Kingdom

Assistant to the International Sales Director:
- Assisted international wholesale customers in Paris, Milan, Düsseldorf, London alongside the sales director
- Managed orders and sales
- Contributed to visual merchandising

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Formation

UC Berkeley Extension
Certification, Computer Science · (2018 - 2019)

Sciences Po
Master's degree, Marketing and Market Research · (2008 - 2014)

Sciences Po
Bachelor's degree, Social Sciences · (2008 - 2011)